Exhibit 10.1

March 25, 2020

Douglas E. Horne
[***]

Dear Doug,

On behalf of the Board of Directors (the “Board”) of Gannett Co., Inc. (the “Company”), I am pleased to offer you the position of Chief Financial Officer and Chief Accounting Officer of the Company. This offer letter agreement (this “Agreement”) sets forth the principal terms of your employment with the Company.

1.
Position, Duties and Reporting. Effective April 7, 2020 (the “Effective Date”), you will be employed by the Company and serve as the Chief Financial Officer and Chief Accounting Officer of the Company, reporting to the Chief Executive Officer, Michael E. Reed, of the Company. You will perform the duties, undertake the responsibilities and exercise the authority customarily performed, undertaken and exercised by persons situated in similar executive capacities. Your principal place of employment will be the Company’s office located in McLean, Virginia. You agree to devote your full professional time and attention to the business and affairs of the Company.

2.
Employment Status. You will be an “at will” employee and, accordingly, your employment may be terminated by either party at any time for any reason or no reason. You will be subject to all Company policies applicable to senior executives of the Company as in effect from time to time, including, without limitation, ethics policy, insider trading policy, stock ownership guidelines, clawback, and arbitration, as the same shall be made available to you from time to time.

3.	Base Salary. You will be paid a base salary at an annualized rate of $600,000 (“Base Salary”) in accordance with the Company’s regular payroll practices in effect from time to time.

4.
Cash Bonus. You will be eligible for an annual cash bonus based on the achievement of such performance criteria as may be established by the Board or a committee thereof in accordance with the terms of the annual bonus plan applicable to senior executives of the Company as in effect from time to time. The target annual bonus level for fiscal year 2020 is 100% of your base salary (pro-rated for 2020 to reflect the period following the Effective Date). For fiscal year 2020 only, the Company agrees to guarantee your pro-rated annual bonus. Notwithstanding the foregoing, the Company may modify or terminate this plan at any time, at the Company’s sole discretion.

5.
Initial Equity Award. No later than sixty (60) days following the Effective Date, the Board or a committee thereof will grant you an initial equity award for a number of shares of restricted stock calculated as $500,000, divided by an assumed per share price of $6.00 (rounded down to the nearest whole share, the “Initial Grant”), pursuant to one of the Company’s omnibus equity plans. The Initial Grant will vest in equal installments over three years on the anniversary of the grant date and shall otherwise be subject to the standard terms and conditions applicable to restricted stock awards granted to employees of the Company.

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107 • gannett.com

6.
Long-Term Incentive. You will be eligible for a long-term incentive compensation award target of 100% of your base salary with respect to fiscal year 2020.  Such award will be comprised of restricted stock and will have terms and conditions as are determined by the Company as soon as practicable following the Effective Date.

7.	Paid Time Off.	During your employment, you will be entitled to paid time off (“Paid Time Off”) in accordance with the Company’s policies then in effect for senior executives of the Company.

8.
Benefits. You will be entitled to participate in all employee benefit plans, practices and programs maintained by the Company and its affiliates on the same basis and terms as are applicable to senior executives of the Company. The Company reserves the right to review, amend and/or terminate its benefit plans and compensation practices from time to time in accordance with their terms. In addition, you will be entitled to participate in the Company’s typical executive level relocation program, as you plan to relocate from your current residence in the greater New York City area (Darien, CT) to Gannett’s McLean, VA headquarters.

9.
Severance. If your employment is terminated by the Company other than for Cause or is terminated by you for Good Reason (as such terms are defined in the Change in Control Plan), then, subject to Section 15, you shall be entitled to, upon providing the Company with a signed release of claims in a form adopted by the Board from time to time and subject to your continued compliance with the provisions hereof: the sum of your annualized base salary and cash bonus for the most recently completed fiscal year, or, for 2020 only, the sum of your annualized base salary and target bonus for fiscal year 2020, payable in twenty-six equal bi-weekly installments on days coinciding with the Company’s scheduled pay days. You acknowledge that the Company may terminate you without Cause at any time, and that the Company shall have no obligations under such circumstances to you beyond the specific obligations set forth in this Section 9.

10.
Change in Control. The Board or a committee thereof will recommend to the Board your designation as a “Participant” in the 2015 Change in Control Severance Plan (the “Change in Control Plan”). For purposes of the Change in Control Plan, (i) your “Multiplier” will be two (2), and (ii) if you are eligible to receive the severance benefits and amounts provided in Section 7(b) of the Change in Control Plan prior to January 1, 2021, then the “average annual bonus” described in clause (B) of “Annual Compensation” (within the meaning of Section 7(b)(ii) of the Change in Control Plan) will equal your target annual bonus.

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107 • gannett.com	2

11.
Solicitation of Employees, Etc. You agree that during the period of your employment with the Company and for the one (1) year period immediately following the date of termination of your employment with the Company for any reason, you shall not, directly or indirectly, (i) solicit or induce any officer, director, employee, agent or consultant of the Company or any of its successors, assigns, subsidiaries or affiliates to terminate his, his or its employment or other relationship with the Company or its successors, assigns, subsidiaries or affiliates for the purpose of associating with any competitor of the Company or its successors, assigns, subsidiaries or affiliates, or otherwise encourage any such person or entity to leave or sever his, his or its employment or other relationship with the Company or its successors, assigns, subsidiaries or affiliates, for any other reason or (ii) hire any individual who left the employ of the Company or any of its affiliates during the immediately preceding one-year period.

12.
No Conflicts; Indemnification. You hereby represent that you are not party to any agreement or understanding of any kind, including without limitation any noncompetition or confidentiality agreements, which would in any way restrict or prohibit you from being employed by the Company or its affiliates or performing your duties hereunder. You hereby agree to indemnify, defend and hold the Company harmless from any claims, losses, costs or expenses incurred by the Company or any of its affiliates as a result of your breach of the foregoing representation. You acknowledge that the Company has informed you that you are not to use or cause the use of any confidential or proprietary information from any prior employer in any manner whatsoever in connection with your employment by the Company. During the course of your employment, the Company shall maintain director and officer liability insurance (“D&O Insurance”) under which you shall be covered to the fullest extent permissible under the Company’s D&O Insurance policy or policies.

13.
Notice. For the purposes of this Agreement, notices and all other communications shall be in writing and shall be deemed to have been duly given when personally delivered or sent by certified mail, return receipt requested, postage prepaid, addressed to the respective addresses last given by one party to another party or, if none, in the case of the Company, to the Company’s headquarters directed to the attention of the General Counsel of the Company and, if to you, to the most recent address shown in the personnel records of the Company. All notices and communications shall be deemed to have been received on the date of delivery thereof.

14.
Withholding. The Company shall be entitled to withhold (or to cause the withholding of) the amount of all taxes it determines to be required to be withheld with respect to any amount paid to you hereunder.

15.
Code Section 409A. The parties intend for the payments and benefits under this Agreement to be exempt from Section 409A or, if not so exempt, to be paid or provided in a manner which complies with the requirements of such section. For purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following your separation from service shall instead be paid on the first business day after the date that is six months following your termination date (or death, if earlier).

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107 • gannett.com	3

16.
Entire Agreement; Certain Acknowledgments and Representations. This Agreement constitutes the entire agreement between you and the Company and supersedes all prior agreements, if any, understandings and arrangements, oral or written, between you and the Company with respect to the subject matter hereof, including without limitation any term sheets or other similar presentations. You acknowledge that you have had an opportunity to review and understand the terms of this Agreement. No statement, representation, warranty or covenant has been made by either party except as expressly set forth herein. This Agreement shall not be altered, modified, or amended except by written instrument signed by each of the parties hereto. You hereby acknowledge that you have read and understand this Agreement, are fully aware of its legal effect, have not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and have entered into this Agreement freely based on your own judgment. You acknowledge that you have had the opportunity to consult with legal counsel of your choice in connection with the drafting, negotiation and execution of this Agreement. You have represented to the Company and you hereby further represent that you have not engaged in sexual harassment and that, to your knowledge, you have not been accused of sexually harassing any person.

17.
Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and permitted assigns and the Company shall require any successor or assign to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place. The Company may not assign or delegate any rights or obligations hereunder except to a successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by you, your beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by your legal personal representatives.

18.
Condition Precedent. The terms provided in this Agreement are subject to the approval of the Board or a committee thereof, and the offer set forth in this Agreement shall be null and void in the event that such approvals do not occur.

19.
Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia without giving effect to the conflict of law principles thereof.

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107 • gannett.com	4

20.
Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile or in .pdf format shall be deemed effective for all purposes.

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107 • gannett.com	5

Please confirm your agreement to the forgoing by signing the enclosed copy of this letter and returning it to the undersigned.

Sincerely,

GANNETT CO., INC.

By: /s/ Michael E. Reed
Name: Michael E. Reed
Title: CEO
Accepted and Agreed to:

By: /s/ Douglas E. Horne
Name: Douglas E. Horne
Date: 3/25/2020

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107 • gannett.com